Exhibit 99.1

MediWound Reports First Quarter 2020 Financial Results and
Provides Corporate Update

EscharEx U.S. Phase 2 Study Resumed Patient Screening

YAVNE, Israel, May 20, 2020 -- MediWound Ltd. (Nasdaq: MDWD) (the “Company”), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced financial results for the first quarter ended March 31, 2020 and provided business and financial updates related to the COVID-19 pandemic.

First Quarter Business and Financial Highlights:
•	Total revenues for the first quarter of 2020 were $4.4 million

•	Operating loss for the first quarter of 2020 was $2.2 million, representing a 38% decrease compared to prior-year period

•	Operating cash flow was $2.1 million, and as of March 31, 2020, the company had $27.3 million in cash and short-term investments

•
Subsequent to the end of the quarter, the Company resumed patient screening and randomization in U.S. EscharEx phase 2 adaptive design study for the treatment of venous leg ulcers (“VLUs”) where clinical trial restrictions being lifted; interim assessment anticipated in first half of 2021

•
Following the initiation of the procurement of NexoBrid for emergency response, valued at $16.5 million, the U.S. Biomedical Advanced Research and Development Authority (BARDA) upsized its contract by an additional $5.5 million for emergency readiness for NexoBrid deployment

•
Instituted a series of precautionary measures in response to COVID-19 pandemic and implemented expense reduction measures, while maintaining workforce and operational readiness to rapidly return to normal operations when conditions allow

•	Continued global expansion of NexoBrid through new distribution agreements

•	Enhanced Board of Directors with experienced executives with significant expertise in the U.S. pharmaceutical industry

“Our thoughts are with those affected by the coronavirus, and we are especially thankful to all healthcare workers for their critical efforts to support patients during this challenging time. Our first priority remains the health and safety of patients, healthcare providers, and our employees globally,” said Sharon Malka, Chief Executive Officer of MediWound. “We are pleased to resume patient enrollment in our U.S. EscharEx phase 2 study in regions where restrictions are being lifted. NexoBrid has been less directly impacted by the pandemic given the critical nature of severe burn injuries.”

Mr. Malka concluded, “The tremendous dedication and flexibility our employees have demonstrated during this crisis have enabled us to carry on critical business functions. We will continue to monitor our operations and assess the impact of the COVID-19, and we will determine whether further actions are appropriate while taking prudent measures to ensure a rapid return to normal operations as conditions allow. Given our financial position and the underlying fundamentals of our business, we believe that the Company is well-positioned to weather this storm.”

Corporate Update

Over the past several weeks, MediWound has implemented several measures to safeguard the health and well-being of its employees, their families and healthcare providers, including implementing appropriate expense reduction measures, while continuing to manufacture and supply NexoBrid to patients with severe burn injuries.

The Company continues to manufacture NexoBrid and maintains a significant safety stock of all key raw materials and NexoBrid inventory to meet expected demand over the next several quarters. At this time the Company does not expect any disruptions to its manufacturing operations and global supply chain.

Following the initiation of the procurement of NexoBrid for emergency response, MediWound began manufacturing NexoBrid and building an emergency stockpile. As a result of shifting priorities related to the COVID-19 pandemic, BARDA requested an adjustment to the delivery plan of NexoBrid emergency stock. The first delivery of NexoBrid is currently expected in the third quarter of 2020.

On the clinical front, the Company has resumed new patient screening and randomization in its U.S. EscharEx phase 2 adaptive design study for the treatment of VLUs in regions where COVID-19 clinical trial restrictions are being lifted, and in compliance with applicable governmental orders and clinical sites policies and procedures. Consequently, the pre-defined interim assessment is anticipated in the first half of 2021.

In addition, enrollment in the NexoBrid expanded access (NEXT) program continues with enhanced safety measures, such as remote visits and virtual tools. The Company also continues to plan for a mid-2020 submission of the NexoBrid Biologics License Application to the FDA.

The Company expects cash use for ongoing operating activities in 2020 to be in the range of $8 million to $10 million. At this time, the Company cannot predict the extent or duration of the impact of the COVID-19 outbreak on its ongoing financial and operating results.

First Quarter Financial Results

Revenues for the first quarter of 2020 were $4.4 million, compared with $0.5 million in the first quarter of 2019, driven primarily by revenues from development services.

Gross profit for the first quarter of 2020 was $1.2 million, compared to a gross profit of $0.2 million for the prior-year period.

Research and development expenses for the first quarter of 2020, net of participations, were $1.7 million, compared with $1.3 million for the first quarter of 2019. The increase was primarily as a result of EscharEx clinical development.

Selling, general and administrative expenses for the first quarter of 2020 were $1.7 million, compared with $2.4 million for the first quarter of 2019. The decrease was a result of cost reduction measures and one-time management transition costs in the first quarter of 2019.

Operating loss for the first quarter of 2020 was $2.2 million, compared with $3.6 million in the first quarter of 2019.

The Company posted a net loss of $2.5 million, or $0.09 per share, for the first quarter of 2020 compared with a net loss of $4.1 million, or $0.15 per share, for the first quarter of 2019.

Adjusted EBITDA, as defined below, for the first quarter of 2020 was a loss of $1.8 million, compared with a loss of $2.9 million for the first quarter of 2019.

Operating cash flow in the first quarter of 2020 was $2.1 million and as of March 31, 2020, the Company had $27.3 million in cash and short-term bank deposits and carries no debt.

Conference Call
MediWound management will host a conference call for investors today, Wednesday, May 20, 2020 beginning at 8:30 a.m. Eastern Time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 877-602-7189 (in the U.S.)  1809 315 362 (Israel), or 678-894-3057 (outside the U.S. & Israel) and entering passcode 9851859. The call also will be broadcast live on the Internet on the Company’s website at http://ir.mediwound.com/events-and-presentations.

A replay of the call will be accessible two hours after its completion through May 28, 2020 by dialing 855-859-2056 (in the U.S.) or 404-537-3406 (outside the U.S.) and entering passcode 9851859. The call will also be archived on the Company website for 90 days at www.mediwound.com.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, non-surgically and rapidly removes burn eschar without harming viable tissue. The product has received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian, South Korean, Russian and Peruvian Ministries of Health. MediWound’s second innovative product, EscharEx® is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds using the same proteolytic enzyme technology as NexoBrid. In two Phase 2 studies, EscharEx has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. For more information, please visit www.mediwound.com.

About BARDA
The Biomedical Advanced Research and Development Authority (BARDA), part of the Office of the Assistant Secretary for Preparedness and Response within the U.S. Department of Health and Human Services, provides an integrated, systematic approach to the development and purchase of the necessary vaccines, drugs, therapies and diagnostic tools for public health medical emergencies. For more information, refer to www.phe.gov/about/BARDA.

Funding and technical support for development of NexoBrid including the expanded access treatment protocol (NEXT), the pivotal U.S. Phase 3 clinical study (DETECT) and the marketing approval registration process for NexoBrid in the U.S. is provided by the Biomedical Advanced Research and Development Authority (BARDA), under the Assistant Secretary for Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS), under ongoing USG Contract No. HHSO100201500035C. Additional projects for evaluation of NexoBrid funded under the BARDA contract include randomized, controlled pivotal clinical trial for use in pediatric population, establishment of a pre-emergency use data package and development of the health economic model to evaluate the cost savings impact to enable market adoption in the United States.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding the impact of the COVID-19 pandemic on the Company’s operations, including its ongoing clinical studies, enrollment of patients for the Company’s clinical studies, the timing of the Company’s clinical studies, the timing of the pre-defined Phase 2 interim assessment, the operation of the manufacturing facility, including the level of inventory, the timing of the delivery of NexoBrid emergency stock to BARDA, as well as the filing of the BLA and the Company’s expected financial results, including its cash use guidance. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the ongoing risks to our business and operations related to the COVID-19 outbreak, that we may not submit the BLA to FDA in the timeframe expected, or at all; risks related to BARDA contracts the ability to successfully develop and commercialize EscharEx, the design of the Phase 2 study, the ability of the Phase 2 study to serve as one of the two adequately controlled studied required for BLA submission our development plan for EscharEx and the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2019 as well as information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Jeremy Feffer
Boaz Gur-Lavie	Jeremy Feffer
Chief Financial Officer	Managing Director, LifeSci Advisors
MediWound Ltd.	212-915-2568
ir@mediwound.com	jeremy@lifesciadvisors.com

MediWound, Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,		December 31,
	2020	2019	2019
	Un-audited		Audited
Cash, cash equivalents and short term deposits	27,311	21,517	29,458
Accounts and other receivable	3,540	6,755	4,557
Inventories	2,004	1,472	1,613
Total current assets	32,855	29,744	35,628

Property, plant and equipment, net	2,339	2,151	2,304
Right of use assets	2,191	2,418	2,229
Intangible assets, net	413	479	429
Total long term assets	4,943	5,048	4,962

Total assets	37,798	34,792	40,590
Current maturities of long-term liabilities	1,417	2,018	569
Trade payables and accrued expenses	3,423	2,996	4,067
Other payables	5,843	2,438	5,737
Total current liabilities	10,683	7,452	10,373
Deferred revenues	1,018	1,145	1,135
Liabilities in respect of Israeli Innovation Authority grants net of current maturities	6,942	7,497	6,811
Contingent consideration for the purchase of shares net of current maturities	4,097	5,186	4,853
Liability in respect of discontinued operation	-	6,003	-
Lease liability, net of current maturities	1,905	2,043	2,006
Severance pay liability, net	264	325	243
Total long term liabilities	14,226	22,199	15,048

Shareholders' equity	12,889	5,141	15,169
Total liabilities & shareholder equity	37,798	34,792	40,590

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (ANAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019

Revenues	4,438	461
Cost of revenues	3,208	307
Gross profit	1,230	154
Operating expenses:
Research and development, gross	1,719	4,182
Participation by BARDA & IIA	-	(2,903)
Research and development, net	1,719	1,279
Selling, general and administrative	1,717	2,365
Other expenses	-	89
Operating loss	(2,206)	(3,579)
Financial income	239	61
Financial expense	(494)	(642)
Loss from continuing operations	(2,461)	(4,160)
Profit from discontinued operation	-	50
Loss for the period	(2,461)	(4,110)

Foreign currency translation adjustments	8	4
Total comprehensive loss	(2,453)	(4,106)

Basic and diluted loss per share:
Loss from continuing operations	(0.09)	(0.15)
Profit from discontinued operation	0.00	0.00
Net loss per share	(0.09)	(0.15)
Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	27,211	27,179

ADJUSTED EBITDA
U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
Loss for the period	(2,461)	(4,110)
Adjustments:
Financial (expenses) income, net	(255)	(581)
Profit from discontinued operation	-	50
Other expenses	-	(89)
Depreciation and amortization	(268)	(274)
Share-based compensation expenses	(173)	(275)
Total adjustments	(696)	(1,169)
Adjusted EBITDA	(1,765)	(2,941)

MediWound, Ltd.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
U.S. dollars in thousands

	Three months ended
	March 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	(2,461)	(4,110)

Adjustments to reconcile net loss to net cash used in continuing operating activities:
Adjustments to profit and loss items:
Profit from discontinued operation	-	(50)
Depreciation and amortization	268	274
Share-based compensation	173	275
Revaluation of liabilities in respect of IIA grants	198	74
Revaluation of contingent consideration for the purchase of shares	152	241
Revaluation of lease liabilities	(36)	103
Increase (decrease) in severance liability, net	21	(23)
Financing income	(110)	(62)
Unrealized foreign currency (gain) loss	79	(130)
	745	702
Changes in asset and liability items:
Decrease in trade receivables	897	309
Decrease (increase) in inventories	(391)	208
Decrease in other receivables	99	262
Increase (decrease) in trade payables & accrued expenses	(645)	281
Increase (decrease) in other payables & deferred revenues	(47)	452
	(87)	1,512
Net cash used in continuing operating activities	(1,803)	(1,896)
Net cash provided by discontinued operating activities	-	50
Net cash used in operating activities	(1,803)	(1,846)

Cash Flows from Investment Activities:
Purchase of property and equipment	(144)	(239)
Interest received	3	30
Proceeds from short term bank deposits, net of investments	2,992	2,565
Net cash provided by investing activities	2,851	2,356
Cash Flows from Financing Activities:
Repayment of lease liabilities	(160)	(155)
Repayment of IIA grants	(66)	(55)
Net cash used in financing activities	(226)	(210)
Exchange rate differences on cash and cash equivalent balances	(83)	118
Increase in cash and cash equivalents from continuing activities	739	368
Increase in cash and cash equivalents from discontinued activities	-	50
Balance of cash and cash equivalents at the beginning of the period	7,242	6,716
Balance of cash and cash equivalents at the end of the period	7,981	7,134